

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)



DIAMYD EXECUTES AGREEMENT WITH US NATIONAL INSTITUTES OF HEALTH FOR A TYPE 1 DIABETES TRIAL WITH THE EXPERIMENTAL DIAMYD® DIABETES VACCINE

Press Release, Stockholm, Sweden, November 22, 2007 – Diamyd Medical AB
(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)

Diamyd Medical announced today that it has executed a Clinical Trial Agreement with the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) for a planned clinical study with the Diamyd® GAD-alum diabetes vaccine in 126 new onset type 1 diabetes patients. The clinical study will be conducted by the NIDDK-sponsored consortium Type 1 Diabetes TrialNet. Under the terms of the agreement, Diamyd Medical will supply clinical-grade material (i.e. Diamyd® and placebo) for the trial.

As previously announced, the trial will include extensive immunological studies to clarify the mechanism of action and to evaluate the correlation between the clinical and immunological outcomes of GAD-alum Diamyd® treatment in recent onset type 1 diabetes patients. Such a detailed analysis may provide important information into the ability of Diamyd® to protect islet cells from autoimmune attack as a mechanism for maintaining insulin production. Additionally, the immunological data may prove beneficial for designing future diabetes prevention studies.

"We are extremely excited to be working with NIDDK and TrialNet on this new Diamyd® clinical study," stated Anders Essen-Möller, CEO of Diamyd Medical. "TrialNet is uniquely positioned to conduct clinical studies and to evaluate the molecular and cellular mechanisms of potential diabetes therapies. The insights expected from this trial should prove very valuable for Diamyd®, the scientific community and for diabetes patients."

Diamyd Medical has previously announced its plans to initiate a Phase III clinical program for treatment of recent-onset type 1 diabetes patients in the US and Europe. Those plans are continuing and the results from the proposed TrialNet study will complement the findings of Diamyd Medical's planned Phase III studies. Applications for allowance to conduct the studies are planned to be submitted to FDA in the US in December and then to the regulatory authorities in Europe.

About TrialNet
TrialNet is an international consortium dedicated to advancing the science of prevention and early treatment of type 1 diabetes. TrialNet is a worldwide network of 18 Clinical Centers with 16 major affiliates and approximately 150 additional affiliated centers participating as collaborating clinical sites. TrialNet is supported by the United States National Institutes of Health and Department of Health & Human Services, Juvenile Diabetes Research Foundation International, and the American Diabetes Association.

About NIH/NIDDK
The National Institutes of Health (NIH), a part of the U.S. Department of Health and Human Services, is the primary U.S. Federal agency for conducting and supporting medical research. The National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) is one of NIH's 27 Institutes and Centers. NIDDK conducts and supports biomedical research on many of the most serious diseases affecting public health, disseminating research findings and health information to the public.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office	**Pittsburgh office**
Anders Essen-Möller	Michael Christini
CEO and President	President
+46 8 661 0026	+1 412 770 1310
investor.relations@diamyd.com	Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

Disclaimer This document contains certain "statements" relating to present understandings, future events and future performance, including statements relating to the progress, timing and completion of our research, development and clinical trials; our ability to market, commercialize and achieve market acceptance for product candidates; and our current and future strategic partner relationships. These statements can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Diamyd Medical undertakes no obligation to publicly update such statements, whether because of new information, future events or otherwise, nor does Diamyd Medical give any guarantees that the statements, given or implied, are correct. This document is a translation from the Swedish original. No guarantees are made that the translation is free from errors.

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